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18005593

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FEB 28 2018

Washington DC
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-48416

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lombard International Distribution Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1650 Market Street, 54th Floor
(No. and Street)

Philadelphia	PA	19103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd R. Miller (484) 530-4837
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

2005 Market Street, Suite 700	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Todd R. Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lombard International Distribution Company, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Donna M. Brown, Notary Public
City of Philadelphia, Philadelphia County
My Commission Expires Oct. 24, 2021
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Signature

Vice President, Controller, Chief Financial Officer and Treasurer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LOMBARD INTERNATIONAL DISTRIBUTION COMPANY

Financial Statements

December 31, 2017

(With Independent Registered Public Accounting Firm Report Thereon)

LOMBARD INTERNATIONAL DISTRIBUTION COMPANY

Table of Contents

EY
Building a better working world

Ernst & Young LLP
One Commerce Square
Suite 700
2005 Market Street
Philadelphia, PA 19103

Tel: +1 215 448 5000
Fax: +1 215 448 4069

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors of Lombard International Distribution Company

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Lombard International Distribution Company (the Company) as of December 31, 2017, the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2016.

February 23, 2018

LOMBARD INTERNATIONAL DISTRIBUTION COMPANY

Statement of Financial Condition

December 31, 2017

Assets		
Cash	$	395,458
Prepaid expenses		60,232
Leasehold improvements		15,943
Net deferred tax assets		2,442
Total assets	$	474,075
Liabilities and Shareholder's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	44,577
Payable to affiliates		1,993
Income taxes payable		83,870
Total liabilities		130,440
Shareholder's equity:		
Common stock, $25 par value; 1,000 shares authorized, issued, and outstanding		25,000
Additional paid-in capital		239,375
Retained earnings		79,260
Total shareholder's equity		343,635
Total liabilities and shareholder's equity	$	474,075

See accompanying notes to financial statements.

LOMBARD INTERNATIONAL DISTRIBUTION COMPANY

Statement of Operations

Year ended December 31, 2017

Revenues:	
Concessions on variable insurance products	$ 7,238,254
Administrative fee income (note 2)	1,292,916
Total revenues	8,531,170
Expenses:	
Commissions on variable insurance products	7,231,161
General operating expenses (note 2)	1,063,994
Total expenses	8,295,155
Income from operations before income taxes	236,015
Income tax expense	119,045
Net income	$ 116,970

See accompanying notes to financial statements.

LOMBARD INTERNATIONAL DISTRIBUTION COMPANY

Statement of Shareholder's Equity

Year ended December 31, 2017

	Common stock	Additional paid-in capital	Retained earnings (deficit)	Total shareholder's equity
Balance at January 1, 2017	$ 25,000	$ 264,375	$ 137,290	$ 426,665
Net income	-	-	116,970	116,970
Dividend	-	-	(175,000)	(175,000)
Return of capital	-	(25,000)	-	(25,000)
Balance at December 31, 2017	$ 25,000	$ 239,375	$ 79,260	$ 343,635

See accompanying notes to financial statements.

LOMBARD INTERNATIONAL DISTRIBUTION COMPANY

Statement of Cash Flows

Year ended December 31, 2017

Cash flows from operating activities:	
Net income	$ 116,970
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	5,217
Decrease in deferred income tax assets	11,403
Decrease in prepaid expenses	12,163
Decrease in accounts payable and accrued expenses	(35,429)
Decrease in income taxes payable	(57,799)
Decrease in payable to affiliates	(15,220)
Net cash provided by operating activities	37,305
Cash flows from financing activities	
Dividend paid to parent	(175,000)
Return of capital to parent	(25,000)
Net cash used in financing activities	(200,000)
Decrease in cash	(162,695)
Cash:	
Beginning of year	558,153
End of year	$ 395,458
Supplemental disclosures of cash flow information:	
Income taxes paid	$ 165,441

See accompanying notes to financial statements.

LOMBARD INTERNATIONAL DISTRIBUTION COMPANY

Notes to Financial Statements

December 31, 2017

(1) Nature of Business and Summary of Significant Accounting Policies

(a) Description of Business

Lombard International Distribution Company (LIDC or the Company) is a Delaware company organized on January 26, 1995 and licensed as a securities broker/dealer on January 18, 1996. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and is registered with the Securities and Exchange Commission (SEC). On June 30, 2015, the Company's former ultimate parent, Tiptree Financial Inc., sold Philadelphia Financial Group, Inc. (PFG) and subsidiaries, including Lombard International Distribution Company, to PFG Acquisition Corp., an affiliate of The Blackstone Group L.P. Subsequently, the Company and certain affiliates were transferred to Lombard International US Holdings, Inc., also an affiliate of The Blackstone Group L.P. On September 28, 2015, the Company's name was changed from Philadelphia Financial Distribution Company to Lombard International Distribution Company.

The Company serves as the principal underwriter for variable life insurance policies and variable annuity contracts issued by Lombard International Life Assurance Company (LILAC), an affiliate. Effective July 13, 2012, the Company serves in the same capacity for certain variable life insurance policies and variable annuity contracts for Hartford Life Insurance Company and Hartford Life and Annuity Insurance Company (Hartford). These particular policies and contracts issued by Hartford are administered by Lombard International Administration Services Company, LLC (LIAS), an affiliate of the Company.

The revenues of the Company earned from LILAC and LIAS are concession income and administrative fees. For operational purposes, LILAC pays the commissions on behalf of the Company. As a consequence, the concession income and corresponding commission expenses are presented on a gross basis in the statement of operations.

The Company provides certain administrative services to LILAC and LIAS, for which it receives an administrative fee. The Company reimburses LILAC and LIAS at cost for services and facilities provided to the Company for conduct of its operations.

Effective January 1, 2016, the Company entered into an insurance intermediary agreement with Lombard International Assurance S.A. (LIA), a Luxembourg-based insurance carrier affiliate. The insurance intermediary agreement was terminated on June 30, 2017. Under the terms of the insurance intermediary agreement, the Company received a monthly administration fee to maintain appropriate regulatory registrations and supervision of brokers engaging in insurance activities on behalf of LIA. The Company was also eligible to receive origination and retention fees.

The Company does not hold customer accounts.

(b) Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). The single-year presentation is in accordance with Securities and Exchange Commission (SEC) Rule 17a-5.

(c) Cash

Cash consists of demand deposits placed with a financial institution.

(d) Leasehold Improvements

Leasehold improvements are stated at cost, net of accumulated amortization. Amortization is calculated on a straight-line basis over the term of the lease.

(e) Income Taxes

The Company accounts for income taxes under the provisions of ASC 740, *Income Taxes*. ASC 740 requires an asset and liability approach to accounting for income taxes, which generally requires that deferred income taxes be recognized when assets and liabilities have different values for financial statement and tax reporting purposes. ASC 740 allows recognition of deferred tax assets that are more likely than not to be realized in future years. If necessary, a valuation allowance is established to reduce the carrying amount of deferred income tax assets to amounts that are more likely than not to be realized.

Until June 30, 2015, the Company filed a consolidated federal tax return with PFG and another affiliate. Effective June 30, 2015, the Company files a consolidated federal tax return with Lombard International US Holdings, Inc. and certain other affiliates. The Company files state income tax returns on a standalone basis.

The Company and Lombard International US Holdings, Inc. are parties to a tax-sharing agreement. Pursuant to the terms of the agreement, the Company will be reimbursed for net operating losses generated by the Company and utilized in the consolidated federal tax return.

As required, the Company assesses the need to recognize a liability related to uncertain tax positions. As of December 31, 2017, the Company has not identified any significant uncertain tax positions. If interest or penalty is determined to be necessary, these amounts would be recognized with the income tax provision.

(f) Revenue Recognition

Variable product concession income is recorded when commissions are incurred by the affiliated life insurers. The affiliated life insurers recognize commissions based on contractual rates applied to variable product separate account values. The affiliated life insurers may also incur distribution expenses, which are reported as commissions, and are incurred when premiums are collected based on contractual terms of compensation. Administrative fees are earned and recorded as administrative services are provided to the affiliated entities. Origination fees are earned and recorded when policies are sold by registered representative of the Company in accordance with the insurance intermediary agreement with LIA. Retention fees are earned and recorded on annual policy anniversary dates for policies issued under the insurance intermediary agreement with LIA.

(g) New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued ASU 2014-09, *Revenue from Contracts with Customers*, creating a new, principle-based revenue recognition framework. ASU 2014-09 creates Topic 606 in the FASB Accounting Standards Codification (ASC). In addition to superseding and replacing nearly all existing U.S. GAAP revenue recognition guidance, including industry-specific guidance, ASC 606 establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized over time or at a point in time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue. In addition, ASU 2014-09 adds a new subtopic to the Codification, ASC 340-0, *Other Assets and Deferred Costs: Contracts with Customers*, to provide guidance on costs related to obtaining a contract with a customer and costs incurred in fulfilling a contract with a customer that are not in the scope of another ASC Topic. The guidance in ASU 2014-09 is effective for public entities for annual reporting periods beginning after December 15, 2017, and interim periods within that reporting period. Early application is permitted. The Company adopted ASU 2014-09 on January 1, 2018 on a modified retrospective basis. The adoption of this guidance did not have an impact on the Company's financial condition, results of operations, or cash flows.

On February 25, 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842), which requires balance sheet recognition of lease assets and lease liabilities by lessees. ASU 2016-02 applies to all companies and is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is evaluating the effects of the standard on its financial statements and related disclosures and does not anticipate that adoption of the standard will not have a material effect on the Company's financial statements.

(h) Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Transactions With Affiliates

Effective July 1, 2012, the Company entered into an operational agreement with LILAC and LIAS. Under the terms of the agreement, the Company agreed to reimburse LILAC and LIAS at cost for services and facilities provided by LILAC and LIAS to the Company. Additionally, the Company will reimburse LILAC and LIAS for any direct expenses incurred by the Company but paid by LILAC and LIAS. Under the terms of the agreement, LILAC and LIAS will pay an administrative fee to the Company as compensation for services provided by the Company to LILAC and LIAS. The agreement has been amended annually for changes in costs of services and facilities provided as well as administrative fees charged. During 2017, the Company reimbursed LILAC and LIAS for services and facilities costs of $243,096 and $182,916, respectively. During 2017, the Company received administrative fees from LILAC and LIAS of $462,348 and $245,568, respectively.

During 2017, the Company received administrative fees from LIA of $585,000 and origination fees of $0.

The Company reported a payable to affiliates of $1,993 at December 31, 2017.

Amounts reported in the Statement of Financial Condition related to transactions and agreements with affiliates may not be the same as those incurred if the Company was not a wholly-owned subsidiary of its parent. Receivables and payables with affiliates are settled in cash on a regular basis.

(3) Regulatory Matters

Net Capital Requirement

The Company is a limited securities broker/dealer with FINRA and is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1.) Rule 15c3-1 requires maintenance of minimum net capital. Because the Company holds no customer accounts, the rule requires the Company to maintain net capital of no less than $8,696. As of December 31, 2017, the Company had net capital, as defined, of $265,018.

(4) Exemption from Reserve Requirements

Under SEC Rule 15c3-3(k)(1)(i), the Company is exempt from a requirement to maintain reserves for the exclusive benefit of its customers. As of and for the year ended December 31, 2017, the Company was in compliance with the conditions of this exemption.

(5) Income Taxes

In December 2017, the Tax Cuts and Jobs Act of 2017 (TCJA) was enacted into law. TCJA reduces the corporate tax rate to 21%, effective January 1, 2018. The Company adjusted net deferred tax asset balances at December 31, 2017 to the 21% tax rate, resulting in a discrete deferred income tax expense of $1,250 in 2017 operating results. We continue to review and analyze the provisions of the TCJA, including the actual and potential impact of the reduction in the U.S. federal corporate income tax rate and the impact on our financial statements. The impact of the TCJA may differ from existing amounts due to, among other things, changes in interpretations and assumptions we have made and guidance that may be issued by regulatory authorities. The SEC has issued rules that allow for a one year measurement period after the enactment of the TCJA to finalize calculations and recording of the related tax impacts. While we do not anticipate any significant changes to the amounts recorded as of December 31, 2017, any adjustments to amounts recorded as a result of the TCJA will be made during 2018.

The income tax expense for 2017 was as follows:

Federal income tax expense:	
Current	$ 87,157
Deferred	9,837
Federal income tax expense	96,994
State income tax expense:	
Current	20,485
Deferred	1,566
State income tax expense	22,051
Total income tax expense	$ 119,045

LOMBARD INTERNATIONAL DISTRIBUTION COMPANY

Notes to Financial Statements

December 31, 2017

A reconciliation of the effective tax rate differences was as follows:

Federal tax rate times pretax income	$	82,605
Effect of:		
State income tax		9,678
True up to prior year returns		21,265
Permanent differences		4,247
Impact of change in tax rate to 21%		1,250
Income tax expense	$	119,045
Effective tax rate		50.44%

The effective tax rate is the ratio of tax expense over pretax income. Other items include permanent adjustments.

The income tax asset was as follows at December 31, 2017:

Federal income tax asset (liability):		
Current	$	(70,547)
Deferred		1,874
Federal income tax asset (liability)		(68,673)
State income tax asset (liability):		
Current		(13,323)
Deferred		568
State income tax asset (liability)		(12,755)
Total current income tax asset (liability)		(83,870)
Total deferred income tax asset (liability)		2,442

Significant components of the deferred tax assets and liabilities at December 31, 2017 were as follows:

Deferred tax assets		
Depreciation	$	1,596
Deferred rent		965
Total deferred tax assets		2,561
Deferred tax liabilities		
Other		(119)
Total deferred tax liabilities		(119)
Net deferred tax asset	$	2,442

Current federal and current state income taxes payable are included in Income Taxes Payable on the Statement of Financial Condition.

The Company is required to establish a valuation allowance for any gross deferred tax assets that are unlikely to reduce taxes payable in future years' tax returns. At December 31, 2017, the Company concluded that it was more likely than not that its gross deferred tax assets will reduce taxes payable in future years; therefore, no valuation allowance was necessary.

LIDC is subject to examination by U.S. federal, state, local and non-U.S. income authorities. We are currently not under examination by the Internal Revenue Service, however tax years 2014 and forward remain open.

There are no uncertain tax positions related to the Company in the current year.

(6) Leasehold Improvements

Cost and accumulated amortization of leasehold improvements as of December 31, 2017 are as follows:

Cost	$22,733
Accumulated amortization	(6,790)
	$15,943

Amortization expense was $5,217 for 2017.

(7) Leases

The Company entered into a sublease agreement for a home office property for the period August 1, 2016 to December 31, 2020. During 2017, the sub-landlord had announced its intention to abandon the primary lease. Subsequently, the Company entered a direct lease with the landlord for the period June 1, 2017 to December 31, 2020. The Company also leases equipment under various noncancellable operating lease agreements.

Rent expense was $60,660 for 2017, which was net of $69,823 allocated to Akaan Lombard International Brokers, Inc., an affiliate.

The Company's future minimum rental payments required over the next five years under the lease and the noncancellable operating leases are as follows:

2018	$134,881
2019	138,935
2020	143,104
2021	-
2022	-
Thereafter	-
	$416,920

(8) Commitments and Contingencies

The Company is involved in various legal proceedings, litigation, and threatened litigation arising in the ordinary course of business. In the opinion of management, based on current information, future developments involving the ultimate disposition of threatened litigation will not have a material effect on the financial position of the Company.

(9) Subsequent Events

The Company has evaluated subsequent events through the date the financial statements were issued.

SUPPLEMENTAL INFORMATION

LOMBARD INTERNATIONAL DISTRIBUTION COMPANY

Schedule 1

Computation of Net Capital and Aggregate
Indebtedness under Rule 15c3-1 of the
Securities Exchange Act of 1934

December 31, 2017

Computation of net capital:		
Total stockholder's equity from statement of financial condition	$	343,635
Deduct stockholder's equity not allowable for net capital		-
Total stockholder's equity qualified for net capital		343,635
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of capital		-
Other (deductions) or allowable credits		-
Total capital and allowable subordinated liabilities		343,635
Deductions and/or charges:		
Nonallowable assets:		
Leasehold improvements		15,943
Prepaid expenses		60,232
Deferred income taxes		2,442
Total deductions and/or charges		78,617
Net capital before haircuts on securities		265,018
Haircuts on securities (pursuant to Rule 15c3-1(f))		-
Net capital	$	265,018
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accounts payable and accrued expenses	$	44,577
Income taxes payable		83,870
Payable to affiliates		1,993
Items not included in statement of financial condition		-
Total aggregate indebtedness	$	130,440
Computation of basic net capital requirement:		
Minimum net capital required (based upon aggregate indebtedness)	$	8,696
Minimum dollar requirement		5,000
Net capital requirement		8,696
Excess net capital		256,322
Ratio aggregate indebtedness to net capital		49.22%

Reconciliation with Company's Computation of Net Capital on Form X-17A-5 as of December 31, 2017

There are no differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared and included in the Company's unaudited Part II FOCUS Report filing as of the same date.

LOMBARD INTERNATIONAL DISTRIBUTION COMPANY

Schedule 2

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the
Securities Exchange Act of 1934

December 31, 2017

The Company claims an exemption from Rule 15c3-3 under Section (k) (1).

LOMBARD INTERNATIONAL DISTRIBUTION COMPANY

Schedule 3

Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the
Securities Exchange Act of 1934

December 31, 2017

The Company claims an exemption from Rule 15c3-3 under Section (k) (1).

EY
Building a better working world

Ernst & Young LLP
One Commerce Square
Suite 700
2005 Market Street
Philadelphia, PA 19103

Tel: +1 215 448 5000
Fax: +1 215 448 4069

Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of Lombard International Distribution Company

We have reviewed management's statements, included in the accompanying Lombard International Distribution Company's Exemption Report, in which (1) Lombard International Distribution Company (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year ended December 31, 2017 without exception. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 23, 2018

Lombard International Distribution Company's Exemption Report

Lombard International Distribution Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under 17 C.F.R. § 240.15c3-3(k)(1).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the period January 1, 2017 to December 31, 2017 without exception.

I, Todd R. Miller, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Lombard International Distribution Company

Todd R. Miller

Todd R. Miller
Vice President, Controller, Chief Financial Officer and Treasurer

February 23, 2018